OSL Holdings Inc.
60 Dutch Hill Road, Suite 15
Orangeburg, NY 10962

June 22, 2012

Justin Dobbie
Legal Branch Chief, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OSL Holdings Inc. Amendment No. 3 to Form 8-K Filed May 23, 2012 File No. 001-32658

Dear Mr. Dobbie:

We are in receipt of your letter dated June 6, 2012 to Mr. Eli Feder, our Chief Executive Officer, in regard to the above-referenced Amendment No. 3 to Current Report on Form 8-K (the “Comment Letter”). We are in the process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However, we are unable to provide a complete response on or before June 20, 2012 (the “Due Date”).  Please accept this correspondence as our request for an extension of the Due Date to July 5, 2012.

Thank you for your attention to this matter.

Sincerely,

OSL Holdings Inc.

/s/ Eli Feder
Eli Feder
Chief Executive Officer